March 1, 2012

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	AVEO Pharmaceuticals, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 11, 2011

Form 10-Q for the Quarter Ended September 30, 2011

Filed November 8, 2011

File No. 001-34655

Ladies and Gentlemen:

On behalf of AVEO Pharmaceuticals, Inc. (“AVEO” or the “Company”), I am responding to the comments contained in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 24, 2012 to David B. Johnston, Chief Financial Officer of the Company (the “Letter”). The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Form 10-Q for the Quarter Ended September 30, 2011

Notes to Condensed Consolidated Financial Statements

Note 4. Collaboration and License Agreements

Astellas Pharma Inc., page 10

1.	We continue to evaluate your response to prior comment 2 regarding your accounting for the Astellas Agreement and have the following additional comments.

2.	Regarding the Astellas Agreement, you disclose that you “…received an initial cash payment of $125 million, comprised of a $75 million license fee and $50 million in research and development funding.” Please explain to us what research and development activity the initial $50 million payment related. Address whether it was for past or future research and development efforts and whether it relates to the joint development and commercialization activities in North America and Europe. Provide us further explanation as to why it is appropriate to include the $50 million in the allocation of the unit of accounting in which $120.2 million was recognized upfront.

Response: In evaluating the up-front payment of $125 million received in connection with the License Agreement, the Company considered the Financial Accounting Standards Board’s Accounting Standards Codification (“ASC”) Topic 605-25-30-7 Revenue Recognition Multiple-Element Arrangements, which indicates:

Contractually stated prices for individual products or services in an arrangement with multiple deliverables shall not be presumed to be representative of vendor-specific objective evidence, third-party evidence, or a vendor’s best estimate of selling price.

In accordance with ASC 605-25-30-7, the Company did not consider the contractually stated amounts or designations for the up-front payments to be relevant for purposes of measuring the total arrangement consideration or allocating the total arrangement consideration among the identified units of accounting. The Company concluded that the amounts due under Articles 10.1 and 10.2 were fixed and determinable and should be included in the total arrangement consideration (comprised solely of the initial cash payment of $125 million) to be allocated to the identified units of accounting pursuant to ASC 605-25-30-1. Further, receipt of the initial cash payment of $125 million was not contingent upon either the delivery of additional items or meeting other specified performance conditions. Accordingly, the Company concluded that, consistent with ASC 605-25-30-5, there would be no limitations on the amount of total arrangement consideration allocated to the identified units of accounting.

The Company allocated the total fixed and determinable arrangement consideration of $125 million among the identified units of accounting using the relative selling price method in accordance with ASC 605-25-30-2 as further described in the Company’s response to Comment 2 to the Staff dated January 11, 2012 and in the response to Comment 5 below. This resulted in $120.2 million being allocated to the co-exclusive license to develop and commercialize tivozanib in North America and Europe.

Further, the License Agreement does not specify whether the $50 million payment for research and development funding (1) relates to past or future research activity or (2) relates to the joint development and commercialization activities in North America and Europe or the research and development activities outside of North America and Europe in the royalty-bearing territory. The Company has no future performance obligations to earn this fee.

3.	Please provide us your accounting analysis supporting why accounting for the joint development and commercialization activities in North America and Europe as a joint risk sharing collaboration in accordance with ASC Topic 808, Collaborative Arrangements, deems those activities not to be separate deliverables that should be evaluated in accordance with ASC 605-25 for purposes of determining whether they represent a separate unit of accounting or should be included with another identified unit of accounting.

Response: In evaluating the proper accounting treatment for the License Agreement, the Company considered ASC 605-25, specifically ASC 605-25-15-3, which indicates that a multiple-deliverable arrangement may be within the scope of another Codification Topic and that whether deliverables are within the scope of those other Topics is determined by the scope provisions of those Topics, without regard to the order of delivery of that item in the arrangement. The Company considered the scope paragraphs of ASC 808, Collaborative Arrangements, specifically ASC 808-10-15, to determine if the development and commercialization activities in North America and Europe (the “joint development and commercialization territory”, or “JDCT,”) should be accounted for as a collaboration.

The Company believes that the activities in the JDCT meet the definition of a collaboration since both parties are active participants in the development and commercialization activities in the JDCT in accordance with ASC 808-10-20, and both parties are exposed to significant risks and rewards dependant on the commercial success of the activities in the JDCT in accordance with ASC 808-10-15-10 to 13. Therefore, the Company concluded that the activities in the JDCT should be accounted for pursuant to ASC 808 and not pursuant to ASC 605-25. As such, the Company separated the activities in the JDCT from the other deliverables in the License Agreement since they represented a separate and separable element of the arrangement that would be accounted for pursuant to ASC 808.

The Company considered that ASC 808-10-15-5 does not address recognition or measurement matters relative to collaborative arrangements. However, the Company believes that the individual activities, comprised of research and development and commercialization activities related to tivozanib, in the JDCT do not represent deliverables. Since the arrangement is an equal cost and profit sharing arrangement (i.e. 50/50), no values should be assigned to the collaboration arrangement from the other elements of the license agreement. As such, none of the arrangement consideration was allocated to the activities in the JDCT. The Company believes this conclusion is consistent with the considerations of ASC 605-25-15-3A.c.

4. Please explain to us any refund provisions stipulated in the agreement including those that do not have financial consequences that impact the Company. If the Astellas Agreement does not include refund provisions, please explain your disclosure at page 11 of the Form 10-Q for the quarter ended September 30, 2011, “there are no refund provisions in the Astellas Agreement that have financial consequences that impact the Company.”

Response: The Company advises the Staff that there are no refund provisions in the Astellas agreement. The disclosure on page 11 of the Form 10-Q for the quarter ended September 30, 2011 was intended to meet the disclosure requirements of ASC 605-25-50-2d pursuant to which a vendor should disclose information regarding performance-, cancellation-, termination-, and refund-type provisions. In response to the Staff’s comment, the Company will modify the disclosure in the Company’s Form 10-K for the year ended December 31, 2011 as follows to clarify that there are no refund provisions. The Company has noted all changes to the existing disclosure with underlining.

“Unless terminated earlier in accordance with its terms, the Astellas Agreement expires (a) with respect to the Royalty Territory, on a country by-country basis, upon the latest to occur of: (i) the expiration of the last-to-expire valid claim of an AVEO patent or joint patent covering the composition of tivozanib, (ii) the expiration of the last-to-expire valid claim of an AVEO patent or joint patent covering the use of tivozanib, but only for so long as no generic competition exists in such country, and (iii) twelve years from first commercial sale of tivozanib in such country, and (b) with respect to North America and Europe as a whole, upon the expiration of all payment obligations between the parties related to development and commercialization of tivozanib in North America and Europe. After the second anniversary of the effective date of the Astellas Agreement, Astellas has the right to terminate the Astellas Agreement, in its entirety or solely with respect to the Royalty Territory, at any time upon 180 days prior written notice to the Company. Either party may terminate the Astellas Agreement with respect to a specified territory or country as set forth in the Astellas Agreement, if the other party fails to cure a material breach related to such territory or country, as applicable. The Company may also terminate the Astellas Agreement in its entirety upon a patent-related challenge by Astellas, its affiliates or sublicensees, if such patent-related challenge is not withdrawn within 30 days following the Company’s notice to Astellas of such termination. ~~There are no refund provisions in the Astellas Agreement that have financial consequences that impact the Company~~. There are no refund provisions in the Astellas Agreement.”

5.	Please enhance your disclosure with respect to the identified deliverables in the Astellas Agreement as follows:

•	Expand disclosure of all of the rights and obligations under the agreement; and

•	Expand disclosure for how you estimated the performance period for each deliverable.

Response: In response to the Staff’s comment, the Company proposes to enhance its disclosure of the rights and obligations for each of the deliverables identified in the Astellas Agreement, and to expand its disclosure of how the Company estimated the performance period for the Royalty Territory deliverable. The Company advises the Staff that the Royalty Territory Deliverable is the only deliverable for which the allocated consideration from the upfront payment is being recognized over a period of performance. The Company will enhance the disclosure in the notes to the consolidated financial statements in its Form 10-K for the year ended December 31, 2011 as follows (the Company has noted all changes to the existing disclosure with underlining):

“Activities under the Astellas Agreement outside of the joint development and commercialization activities in North America and Europe, including the co-exclusive license to develop and commercialize tivozanib in North America and Europe that was delivered prior to the initiation of the collaborative activities in North America and Europe, were evaluated under ASC Topic 605-25 (as amended by ASU 2009-13) to determine if they represented a multiple element revenue arrangement. The Astellas Agreement includes the following deliverables: (1) a co-exclusive license to develop and commercialize tivozanib in North America and Europe (the “License Deliverable”); (2) a combined deliverable comprised of an exclusive royalty-bearing license to develop and commercialize tivozanib in the Royalty Territory and the Company’s obligation to provide access to clinical and regulatory information resulting from the activities in North America and Europe to Astellas for its development and commercialization of tivozanib in the Royalty Territory (the “Royalty Territory Deliverable”); and (3) the Company’s obligation to supply clinical material to Astellas for development of tivozanib in the Royalty Territory (the “Clinical Material Deliverable”). The License Deliverable is not sublicensable. Astellas has the right to sublicense the exclusive royalty-bearing license to develop tivozanib in the Royalty Territory. The Company’s obligation to provide access to clinical and regulatory information as part of the Royalty Territory Deliverable includes the obligation to provide access, upon request, to all clinical data, regulatory filings, safety data and manufacturing data to Astellas for use in the development of tivozanib in the Royalty Territory. The Clinical Material Deliverable includes the obligation to supply clinical material to Astellas in accordance with cGMP applicable to clinical materials and other relevant regulatory authority requirements, upon request, for the development of tivozanib in the Royalty Territory. All of these deliverables were deemed to have stand-alone value and to meet the criteria to be accounted for as separate units of accounting under ASC Topic 605-25. Factors considered in this determination included, among other things, the subject of the licenses and the research and development and commercial capabilities of Astellas.

The Company recorded the $120.2 million relative selling price of the License Deliverable as collaboration revenue during the three months ended March 31, 2011 upon delivery of the license, and deferred approximately $4.8 million of revenue representing the relative selling price of the Royalty Territory Deliverable. The Company is recording the $4.8 million of revenue attributed to the Royalty Territory Deliverable ratably over the Company’s period of performance through April 2022, the remaining patent life of tivozanib. The Company ~~recorded approximately $107,000 and $268,000 of revenue during the three and nine months ended September 30, 2011, respectively,~~ estimated the period of performance considering that the Company and Astellas plan to develop tivozanib in several indications outside of RCC, including in breast cancer and colorectal cancer and potentially in other cancer indications. The clinical development of tivozanib in these indications is in earlier stages of development and, as a result, the clinical development timeline is uncertain and is expected to change as the Company obtains additional clinical data in these indications. As a result, the Company estimated the period of performance as the remaining patent life of tivozanib as it represents the longest period over which development of tivozanib could occur. The Company reassesses the period of performance at each reporting period. The Company recorded approximately $376,000 of revenue during the year ended December 31, 2011 associated with the Royalty Territory Deliverable.”

6.	Please address the following with respect to your committee obligations:

•

In your evaluation of deliverables, how did you consider the obligations of each of your committees (i.e., joint steering committee, joint development committee, joint commercialization committee, and joint medical affairs)?

•	Are these obligations considered a deliverable? Why or why not?

•	If these obligations are a deliverable:

•	Are they a separate unit of accounting? Why or why not?

•	If they are not a separate unit of accounting, what unit of accounting are they included in?

•	How is the value of your committee obligations considered in determining the selling price of the applicable unit of accounting?

•	What are the performance periods for your committee obligations and how were they determined?

Response: Article 2 of the License Agreement provides for the formation of a Joint Steering Committee (“JSC”) and provides that the JSC will be comprised of the following subcommittees: a joint development committee, a joint commercialization committee and a joint medical affairs committee. The various subcommittees have specific responsibilities that facilitate the JSC in fulfilling its function relative to the License Agreement. The JSC and each of the various subcommittees are comprised of an equal number of representatives from the Company and Astellas. All decisions of the JSC require unanimous approval of the members of the JSC. The role of the JSC with respect to the royalty-bearing territory does not include decision making. Any disputes between the parties will be settled through binding arbitration as specific in Article 16 of the License Agreement.

The Company considered its participation on the JSC in the context of the joint development and commercialization territory (“JDCT”) and the royalty-bearing territory (“RBT”). The Company concluded that any JSC activities relative to the JDCT were inherent in (and thus representative of an activity that was part of) the risk sharing collaboration in North America and Europe accounted for in accordance with ASC 808, and therefore concluded that its participation on the JSC as it related to the JDCT did not represent a separate deliverable to be evaluated in accordance with ASC 605-25 for purposes of determining whether it represented a separate unit of accounting or should be included with another identified unit of accounting.

With respect to the RBT, the Company concluded that its participation on the JSC did not represent a deliverable to be evaluated in accordance with ASC 605-25 for purposes of determining whether it represented a separate unit of accounting or should be included with another identified unit of accounting. In reaching this conclusion, the Company considered the following factors:

•	Participation on the JSC is not explicitly referred to as an obligation in the License Agreement;

•	The Company does not possess any unique skills or expertise that is essential to the continued development and potential commercialization of tivozanib in the RBT (as described in the Company’s response letter to the Staff dated January 11, 2012, the Company concluded that Astellas had the expertise to pursue the continued development and commercialization of tivozanib without further involvement from the Company);

•

The JSC does not have any approval authority with respect to Astellas’ activities in the RBT and therefore JSC participation as it relates to the RBT represents a protective right and not an obligation;

•

As it relates to the RBT, the JSC simply has the right to review and monitor Astellas’ activities in the RBT and there are no distinct actions required of the JSC relative to activities in the RBT; and

•

As the JSC only provides protective rights relative to the RBT, the Company’s failure to participate would not result in a contractual penalty and the inclusion or exclusion of such a participation right would not be expected to cause the arrangement consideration to vary by more than an insignificant amount.

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If you have any questions or comments regarding the foregoing, please contact either me or Joseph D. Vittiglio, Esq. of AVEO at (617) 299-5000.

Very truly yours,

/s/ David B. Johnston

David B. Johnston

Chief Financial Officer of AVEO Pharmaceuticals, Inc.